Exhibit 6

                                  CLARIFICATION

Regarding to its clients and consumers, Perdigao Agroindustrial confirm that Genetically Modified Organisms (GMO) control rules are firmly adopted on the purchasing of raw-material to feed the animals to be slaughtered and to prepare its finished goods. All raw materials are purchased from national suppliers, according to Brazilian law, that avoids GMO production.

Among the resolutions adopted by the company there are:

     - Soybean purchased for production, at Perdigao plants, of micronized soybean extract, used in food processing, pass through the segregation process described bellow:

          a) Grain purchasing is regulated by contracts, in which suppliers make sure that the raw material supplied is GMO free.

          b) The company segregates at the origin - farms and supplier deposits - through SDI (kit Trait check) quantitative analysis that is done cargo to cargo.

          c) In the transfer of these grains, from the purchasing plants to the processor plants, a new SDI test is done, cargo to cargo, to secure the non-contamination with GMO.

          d) The soybean extract (finished good) is quantitatively analyzed by the PCR test, which is done by the European Laboratory "GeneScan", in Germany. The criteria to collect samples guarantee that all batches are covered.

          - For soybean derivates products acquired from third parties, ready to use, such as: texturized, concentrated and isolated proteins, laboratory appraisal reports are required to suppliers, to assure that the products are GMO free.

               Besides the laboratory appraisal reports made by the suppliers, at grain reception the Company makes quantitative analysis to confirm that the products are GMO free, through the PCR tests done by the European Laboratory "GeneScan", in Germany, using random sampling.

               We do also clarify that the Company's production process is regulated by Brazilian Ministry of Agriculture, and our products quality is monitored by many international organizations from more than 40 countries to which Perdigao exports thousands of tons per year.

               Perdigao Agroindustrial